# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nexxen International Ltd., CIK 0001849396
CUSIP: M8T80P204
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Date of event which requires filing of this statement: 04/30/2025
Amends the filing with accession number 0001415889-21-003270
Filed by CIK 0001834600
Persons authorized to receive notices and communications: Fred P. Boy, Esq., Lehman & Eilen LLP, 50 Charles Lindbergh Boulevard, Uniondale, New York (NY), 11553, (516) 222-0888

## Reporting persons
- Mithaq Capital SPC (CIK 0001834600): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 17,458,711; shared voting power 0; sole dispositive power 17,458,711; shared dispositive power 0; aggregate amount beneficially owned 17,458,711 (28.8% of the class)
- Turki Saleh A. Alrajhi (CIK 0001828133): type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,458,711; sole dispositive power 0; shared dispositive power 17,458,711; aggregate amount beneficially owned 17,458,711 (28.8% of the class)
- Muhammad Asif Seemab (CIK 0001828859): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,458,711; sole dispositive power 0; shared dispositive power 17,458,711; aggregate amount beneficially owned 17,458,711 (28.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nexxen International Ltd.
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Comment:
This Amendment No. 6 amends the Schedule 13D filed on June 30, 2021 (the "Original Schedule 13D") and the following amendments: No. 1 filed on September 9, 2021; No. 2 filed on July 25, 2022; No. 3 filed on February 15, 2024; No. 4 filed on October 17, 2024; and No. 5 filed on January 30, 2025. This statement of beneficial ownership on Schedule 13D relates to the Ordinary Shares of Nexxen International Ltd. (the "Issuer"), located at 82 Yigal Alon Street, Tel Aviv, Israel 6789124. Unless specifically amended hereby, the disclosures and statements set forth in the Original Schedule 13D and Amendment Nos. 1, 2, 3, 4 and 5 remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D. Since the filing of Amendment No. 5, the Issuer repurchased Ordinary Shares so that the number of outstanding Ordinary Shares reported by Issuer in a Press Release dated May 1, 2025 was 60,713,596. Through the Issuer's buy back of its shares, the Reporting Persons' percentage ownership of the Ordinary Shares has increased by 1.76%.

The Reporting Persons have not acquired or disposed of any Ordinary Shares or ADSs since the filing of Amendment No. 5, although the number of reported Ordinary Shares is changed because the Issuer effected a two-for-one reverse stock split and converted all ADSs into Ordinary Shares on a one-for-one exchange.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages referred to on the cover pages are based on 60,713,596 Ordinary Shares outstanding as reported in the Issuer's press release dated May 1, 2025
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: There were no transactions during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: See Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mithaq Capital SPC is managed by its Board of Directors, which consists of Turki Saleh A. AlRajhi and Muhammad Asif Seemab, and the Board has exclusive authority concerning purchases, dispositions and voting of Shares reported on this Schedule 13D. Each of Mr. AlRajhi and Mr. Seemab possesses an ownership interest in Mithaq Capital SPC, and Mr. Seemab may share in any profits realized from Mithaq Capital SPC's investment in the shares.

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (05/02/2025)
- Mithaq Capital SPC: Muhammad Asif Seemab, Muhammad Asif Seemab (05/02/2025)
- Turki Saleh A. Alrajhi: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (05/02/2025)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (05/02/2025)